Mail Stop 4561

March 3, 2009

Mr. Robert R. Kauffman
Chief Executive Officer
Alanco Technologies, Inc.
15575 N. 83rd Way, Suite 3
Scottsdale, Arizona 85260

> **Re:** **Alanco Technologies, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 0-09347**

Dear Mr. Kauffman:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief